BY EDGAR

September 27, 2007

Ms. Barbara C. Jacobs, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Dear Ms. Jacobs:

Re:
Consonus Technologies, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed on August 9, 2007
File No. 333-142635

        On behalf of Consonus Technologies, Inc. (the "Company" or "CTI"), we are writing to respond to the comments set forth in the second comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated September 7, 2007 (the "second comment letter") relating to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 filed on August 9, 2007 (the "Amended Registration Statement"). We have also further revised the Amended Registration Statement in response to the Staff's comments and are filing concurrently with this letter Amendment No. 2 to the Amended Registration Statement ("Amendment No. 2"), which reflects these revisions and updates a limited amount of other information, including the addition of financial information and financial statements for the second quarter ended June 30, 2007.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the second comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 2.

General

1.
Please be advised that future submissions must include the signed consents of your Independent Registered Public Accounting Firms.

  The Company will include signed consents of each Independent Registered Public Accounting Firm in all future submissions.

2.
We are in receipt of your request for confidential treatment of certain exhibits. We will provide comments, if any, under separate cover.

3.
Please refer to prior comment 1 of our letter dated June 8, 2007. Please advise where we may locate your June 30, 2007 deadline extension and subsequent extensions.

  The June 30, 2007 deadline has been extended by the parties until November 15, 2007. The Company has revised the disclosure in the following sections of Amendment No. 2 in response to the Staff's comment: Management (Indebtedness of Directors and Executive Officers); Certain Relationships and Related Transactions (Avnet Inc. Consent to the Consummation of the STI Merger and Indebtedness Owed by Michael G. Shook and William M. Shook to STI); and Consonus Technologies, Inc. Notes to the Financial Statements.

Summary Financial Information

CAC, page 8

4.
Revise to insert a vertical line between the "Predecessor" and "Successor" columns here, and elsewhere in your filing where this presentation appears.

  The Company has revised the disclosure in response to the Staff's comment.

CTI, page 9

5.
Revise to present columnar format consistent with that required by Article 11 of Regulation S-X. That is, the presentation of unaudited pro forma results of operations should be accompanied by an explanation of the transaction depicted by the unaudited pro forma results of operations and the depiction of adjustments and footnote references for each adjustment.

  The Company has revised the disclosure in response to the Staff's comment.

Unaudited Pro Forma Condensed Consolidated Financial Data

6.
We note that adjustments (4) and (5) to your unaudited pro forma condensed consolidated financial data remain blank and that you intend to complete this information when the price range and size of offering are included in the prospectus. Revise to provide a complete pro forma presentation or tell us the reason for your inability to provide complete pro forma adjustments currently as these amounts would not appear to be dependent on a price range.

  The Company has revised the disclosure to include all adjustments associated with the Pro Forma Condensed Consolidated Information.

Risk Factors, page 10

We are subject to restrictive debt covenants, page 10

7.
Please refer to prior comment 15 of our letter dated June 8, 2007. Please revise to state whether you are in compliance with the CAC and STI financial covenants as of the most recent practicable dates. In addition, please revise the risk factor subheading to disclose that you obtained waivers from the amended agreements with your lenders as a result of your inability to maintain the restrictive covenants imposed by such agreements.

  The Company has revised the disclosure in response to the Staff's comment.

We are highly dependent on third-party service and technology providers, page 13

8.
Please refer to prior comment 14 of our letter dated June 8, 2007. Please tell us what portion of your services, in the aggregate, is dependent on the various individual contracts provided by BMC Software. Provide us with similar information regarding Network Appliance, Inc.

  The Company advises that the portion of its services, in the aggregate, that are dependent on the various individual contracts with BMC Software Inc. is approximately 9%. Approximately 8% of the Company's services are provided by Network Appliance, Inc. The Company respectfully submits that in its response to the Staff's prior comment 14 of your letter dated June 8, 2007, the Company has determined that its agreements with BMC Software Inc. and Network Appliance, Inc. which are governed by a number of individual contracts which relate to several of the Company's services, the terms of which differ from contract to contract, are not required to be filed as exhibits to the Registration Statement because they are ordinary course agreements, none of which the Company is "substantially dependent" on.

Our Business, page 22

9.
Please refer to prior comment 17 of our letter dated June 8, 2007. We note your response, which indicates that by taking the "micro-sized" firms into account, you consider your target market to consist of approximately 200,000 small to medium sized businesses. Please revise the disclosure so that it is consistent with this revised estimate of your target market.

  The Company has revised the disclosure in response to the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sources of Revenue, page 55

10.
We note that in response to comment 31 of our letter dated June 8, 2007 you have added an explanation of the combination of revenue categories included in Management's Discussion and Analysis. We continue to believe that your discussion in MD&A should address the presentations contained in your historical financial statements. Revise your discussions on page 61 and 63 to discuss changes in, and the reasons underlying the changes, for each of the revenue line items presented in the financial statements.

  The Company has updated the presentation of revenue and the discussion in the MD&A section to be consistent with the presentations contained in its Historical Financial Statements.

Significant Accounting Estimates and Policies

Stock-Based Compensation, pages 59 and 60

11.
Revise your disclosures within this section to provide a discussion of the valuations of CTI shares, and STI shares where applicable, subsequent to January 1, 2006, in a manner similar to the narrative provided in your response to comments 53 and 54 of our letter dated June 8, 2007. That is, your discussion within this section should clearly indicate, for each date on which shares were issued or valuation were made, the methodologies employed and the critical variables utilized. Ensure that the fair values described are consistent with the fair values presented in the table on page 60 and to the extent that these amounts differ you should provide an explanation for the differences.

  The Company has revised the disclosure in response to the Staff's comment.

Results of Operations

Year Ended December 31, 2005 Compared to Year ended December 31, 2006

CAC

12.
With regard to your response to comment 35 in our letter dated June 8, 2007, we believe that the combined presentation of predecessor and successor may be presented for purposes of providing a meaningful comparison of periods in MD&A, with the following revisions to each presentation made in this manner:

  •
  Relocate the columns contained in the table at the bottom of page 65 to the left of the columns present in the table at the top of page 65 so that the combining of the predecessor and successor entities in 2005 is clearly evident to the reader and revise similar tabular presentations included elsewhere in the document;

  •
  Include a vertical line between the Predecessor and Successor columns;

  •
  Include a statement explaining that the presentation represents the mathematical addition of the predecessor and successor periods and that you have made no attempt to present pro forma results for the combined periods;

  •
  Include a statement explaining that the presentation is not appropriate under GAAP but is presented in order to promote what you believe to be a meaningful discussion of changes in results of operations;

  •
  Include a statement explaining that you believe that this presentation provides the most meaningful comparison of your results of operations and explain the basis for your belief; and

  •
  Separately explain each purchase accounting adjustment recorded as a result of the 2005 transaction and quantify the impact of having applied purchase accounting in comparing the results from period to period.

        The Company has revised the disclosure to comply with the Staff's comment.

Liquidity and Capital Resources

Analysis of Cash Flows

13.
We note your revisions in response to comment 36 of our letter dated June 8, 2007 and do not believe that you have adequately addressed our comment. That is, we believe you should revise your discussions of operating cash flows to more fully describe the amounts of cash received and paid out through operations. Your revised discussion continues to focus primarily on the changes in the line items from your cash flows statement, which was prepared using the indirect method. We believe a more meaningful discussion of cash flows is possible by providing a discussion of the classes of operating cash receipts and payment as described in paragraph 27 of SFAS 95. Revise accordingly.

  The Company has revised the disclosure in response to the Staff's comment.

Compensation Committee Interlocks and Insider Participation, page 85

14.
Please refer to prior comment 39 of our letter dated June 8, 2007. Please revise to include all of the disclosure relating to Mr. Beckett's related party transaction under this subheading and include a cross-reference in the section titled Certain Relationships and Related Transactions to the disclosure provided here.

  The Company has revised the disclosure in response to the Staff's comment.

Compensation Discussion and Analysis, page 85

15.
We are unable to concur with your response and we resissue prior comment 40 of our letter dated June 8, 2007. Given that you have provided information in the summary compensation and other tables regarding compensation in 2006, you must also provide a narrative discussion explaining how those amounts were established in compliance with the requirements of Item 402 of Regulation S-K. However, because of the circumstances whereby the company was not operational in 2006, you may consider providing the compensation discussion and analysis for each of STI and CAC separately under each of the respective summary compensation tables. Such a format would avoid a multi-tiered CD&A that might be confusing to readers and still meet the item requirements. Please revise in a manner that best addresses these concerns.

  The Company has revised the disclosure in response to the Staff's comment.

16.
Please refer to prior comment 42 of our letter dated June 8, 2007. Please revise to explain more precisely how you utilize the "compensation data of certain companies" to ensure that you compensation practices are competitive in the market place. For example, in setting your executive compensation levels, disclose whether you target your compensation at a certain percentile of the benchmarking group, at the mean or median level or use some other metric. We note your statement that you do not use benchmarking as the primary basis for establishing your compensation practices.

  The Company has revised the disclosure in response to the Staff's comment.

19.
Please refer to prior comments 43 and 46 of our letter dated June 8, 2007. Because the CD&A does not relate to the information that follows in the summary compensation tables, more specific disclosure regarding how the various elements of compensation are set is warranted. In addition, please include under each element of compensation the specific compensation to be paid to each of the executives as well as the corporate and individual performance criteria used in setting those amounts. The compensation discussion and analysis should provide readers with a comprehensive view of how the compensation levels are set as well as they are. Though your response to prior comment 46 indicates that you included a quantitative discussion of the targets to be achieved in order for Michael and William Shook to achieve their incentive compensation, we did not find that the corporate goals were disclosed. Please disclose the "quarterly financial and annual focus area goals" on which incentive bonuses are based and any associated individual performance goals for Messrs. Shook, subject to Instruction 4 of Item 402(b) of Regulation S-K. Provide similar information with regard to special bonus goals.

  The Company has revised the disclosure in response to the Staff's comment.

20.
Please refer to prior comment 48. In providing a narrative discussion relating to the 2006 information provided in the summary compensation and other tables, please ensure that you address the basis on which the bonuses where issued.

  The Company has revised the disclosure in response to the Staff's comment.

Principal and Selling Stockholders, page 111

21.
Please refer to prior comment 49 of our letter June 8, 2007. Please direct us to the disclosure concerning the material relationships KLI and Michael Shook have had with the company during the last three years. For example, direct us to where you disclose in this section that Consonus was controlled by KLI at the time of the STI merger.

  The Company has revised the disclosure in response to the Staff's comment.

Consonus Technologies, Inc.

Consolidated Balance Sheets, page F-2

17.
Refer to the amounts included under the caption "Goodwill and other intangible assets" and revise to separately present individual items pursuant to rule 10-1(a)2 of Regulation S-X.

  The Company has revised the disclosure in the balance sheet in response to the Staff's comment.

Consonus Acquisition Corp.

Notes to Consolidated Financial Statements

Note A — Summary of Significant Accounting Policies

1 — Description of business and 2 — Basis of Presentation, page F-24

18.
We are considering your response to comment 23 and note your disclosure in Note A2 that the financial information of Gazelle is included "at historical values" and your response indicates that Gazelle was engaged in research and development activities prior to the merger with CAC. Tell us and disclose the nature of the amounts of the accounts that were recorded at historical values.

  The Company refers the Staff to the first paragraph of Footnote B of the CAC Notes to the Consolidated Financial Statements which more fully describes the merger of CAC with Gazelle. The Company advises that at the date of the merger of Gazelle with CAC, Gazelle had incurred approximately $126,000 of research and development expenses from a third-party consulting firm for market research and to begin the concept mapping and concept refinement of the software that was to be developed. The Company recorded approximately $76,000 of accrued expenses and recorded $50,000 of preferred stock at the time of the merger. The Company respectfully submits that due to the immateriality of the amounts and the existing disclosure in Footnote B of the CAC report, the Company believes that no further disclosure is necessary.

Strategic Technologies, Inc.

Notes for Financial Statements

Note 2 — Significant Accounting Policies

Revenue Recognition, pages F-52 and F-53

19.
We are considering your response to comment 57 and your conclusion that the software you resell is not within the scope of SOP 97-2. You state you resell certain software products and that you do not develop or modify any software product. It appears that this SOP applies to revenues earned for licensing, selling, leasing or otherwise marketing computer software. See paragraph 2 of SOP 97-2. While the sale of software in your solutions may be "incidental" to the arrangements, it does not seem incidental in the true sense of footnote 2 of SOP 97-2. If the vendor sold directly to the customer, it seems as though the vendor would conclude that software would meet the criteria of footnote 2 and it would be subject to the SOP. In this regard, since it just happens that the customer also purchases software from you, it does not appear correct to conclude it is incidental based on the meaning under this SOP. Please further explain your conclusion that the recognition of revenue from software resales is not within the scope of SOP 97-2.

  The Company advises that STI provides a variety of customized IT infrastructure services and solutions that enable small and medium sized businesses to increase operational efficiencies and reduce the overhead costs associated with managing and operating an IT environment. Specifically, the Company provides IT infrastructure services and solutions, including systems integration and implementation, consolidation, business continuity, disaster recovery services, data archiving, compliance, technical training, and data center services. In connection with these services, the Company may design, configure, deploy, and manage the customer's computing infrastructure and/or data center. In a typical situation, a customer would approach STI with a desire to solve a data center problem and STI would recommend a service offering that may include hardware and software to meet the particular needs of the individual customer.

  The Company advises that it does not specifically and separately market hardware and software products but rather focuses on providing services and solutions to enhance the efficiency and reducing the related costs of its customers' IT infrastructure processes. Although the services provided may include a solution that results in the resale of software, the Company is primarily an IT services business with expertise in consulting, technology, and outsourcing. As such, the Company has concluded that software is incidental to its service offerings based on its specific fact pattern. As discussed in more detail in the Company's response to comment 57 in the previous letter, the Company concluded that the software sales are incidental to its services for the following reasons:

  •
  The Company does not take title or ownership of the software licenses it resells.

  •
  Software is not a significant focus of the Company's marketing effort and the Company does not generally sell software separately. As discussed above, the Company's marketing effort is primarily focused on the delivery of IT infrastructure services.

  •
  STI does not develop any software updates, bug fixes, enhancements, or upgrades at the time or subsequent to the software license resale.

  •
  The Company does not develop or market software and, as such, does not incur or capitalize any costs that are within the scope of SFAS 86.

  •
  The Company does not inventory software. Although the Company has latitude in establishing the price and generally bears credit risk, the Company purchases software from the vendor, which is generally delivered electronically directly to the customer.

  The Company agrees that a traditional software vendor would most likely conclude that software would meet the criteria of footnote 2 and thus, would be under the scope of SOP 97-2. However, the Company believes there is a fundamental difference between the STI services and solutions and the product offerings of a traditional software vendor. In the fact pattern of a traditional software vendor, software would be a significant focus of the marketing effort, post contract support would be provided, and the vendor would incur substantial costs within the scope of SFAS 86.

  The guidance in paragraph 2 of SOP 97-2 states that the standard does not apply to "revenue earned on products or services containing software that is incidental to the products or services as a whole." In accordance with this standard, the Company believes it is appropriate to analyze the nature of the software deliverable to the overall IT service provided by the Company. As such, the Company concludes that the software is incidental within the meaning of footnote 2 to SOP 97-2 based on this analysis.

20.
We note that you are applying EITF 00-21 to identify separate units of accounting and to allocate the arrangement fee to each element. Identify each element included in each type of customer arrangement. Tell us how you determined evidence of fair value for services provided during the IT environment design, building and management phases or your customer arrangements. In this regard, provide us with an analysis of how you apply EITF 00-21 to your arrangements.

  The Company advises that there are three primary deliverables provided by STI for its bundled customer arrangements, which include IT infrastructure services, IT infrastructure solutions, and data center services. In such arrangements, the IT infrastructure services include assessing the customer's data center needs and building a solution to meet these needs. The IT infrastructure solutions include the delivery of hardware solutions necessary to implement the customers' network and/or data center. Lastly, the data center services include the remote system management services that focus on the daily activities required to keep the data center and network functioning.

  The Company analyzes EITF 00-21 on at least an annual basis to determine if the above referenced deliverables meet the criteria to be accounted for as separate units of accounting. The following summarizes the specific criteria outlined in paragraph No. 9 of EITF 00-21 and a summary of the evaluation by management:

  The Delivered Item has Value to the Customer on a Standalone Basis

  The Company concluded that each of the above referenced deliverables have value on a stand alone basis since STI has a history of selling each deliverable to customers on both a standalone basis and as a bundled arrangement. In addition, each service is also sold separately by third party vendors.

  There is Objective and Reliable Evidence of Fair Value of the Undelivered Item

  The primary undelivered elements in the Company's bundled arrangements generally include services to build the network and/or data center (an IT infrastructure service) and data center management and monitoring services (data center services). The Company generally applies the residual method for allocating the arrangement consideration to the delivered IT infrastructure solution element since it has concluded STI has objective and reliable evidence of fair value for its undelivered IT infrastructure services and data center services elements.

  In assessing the fair value of the IT infrastructure services, the Company first analyzes and has concluded that the installation of the hardware is not essential to the functionality of the equipment since the services are available from other vendors and the installation does not significantly alter the equipment's capabilities. In order to establish objective and reliable evidence of fair value for these IT infrastructure services, the Company references the time and materials rate charged when such services are sold to its customers on a standalone basis.

  The Company determines the fair value of its undelivered data center services element principally by reference to third-party evidence of fair value, including vendor list prices, in accordance with paragraph 16 of EITF 00-21. As discussed in EITF 00-21, determining when third party evidence is a relevant and reliable indicator of the fair value of maintenance services included in a bundled arrangement requires professional judgment and is dependent on the specific facts and circumstances. Accordingly, when evaluating whether the third-party evidence is a relevant and reliable basis for establishing the fair value, the Company considers various factors, including:

  •
  The third-party evidence must be based on sales of a comparable amount of similar, or identical, items on a standalone basis to similar customers.

  •
  The deliverable sold by the third-party must be similar to those of the Company.

  •
  The degree of customization, if any, associated with its products and services.

  •
  If the item is a service, factors such as (a) the comparability of the services rendered, (b) the length of time required to complete the service, and (c) the level of skill and training necessary to perform the service should be considered.

  •
  The number of observable third-party sales of similar deliverables on a standalone basis.

  The Company considered the above factors and concluded it is appropriate to evaluate the sales prices of its maintenance arrangements by comparison to its vendors' list prices since the nature of the services are substantially the same (e.g. services are comparable, similar length of time to complete the services, and similar level of skill and training), there is very little customization, and there is a sufficient population of data points to establish fair value.

  If an Arrangement Includes a General Right of Return Relative to the Delivered Item, Delivery or Performance of the Undelivered Item is Considered Probable and Substantially in the Control of the Vendor

  The Company's bundled arrangements generally to do not include right of return provisions relative to the delivered item.

21.
We understand that you defer two types of costs related to your customer arrangements: prepaid maintenance fees and other costs associated with installing customers in your data centers. Tell us, and disclose if material, the amounts of each represented in both current and non-current prepaid data center services costs. Identify the accounting literature that supports your accounting.

  The Company advises that, as discussed in footnote 2 of the Consolidated Financial Statements, prepaid data center services costs represent the direct and incremental costs incurred in connection with maintenance support the Company has contracted with third-party software and hardware vendors. Prepaid data center services costs also represent direct and incremental third-party costs incurred in connection with the installation of customers in its data centers. The following table summarizes the amount of prepaid maintenance fees and prepaid installation costs are shown below in the following table:

	CTI	STI	CAC
(in thousands)	6/30/2007	12/31/2006	12/31/2006
Current prepaid installation costs	$190	$—	$144
Current prepaid maintenance costs	8,866	9,136	—

Total	$9,056	$9,136	$144
Long-term prepaid installation costs	$619	$—	$433
Long-term prepaid maintenance costs	1,871	2,458	—

Total	$2,490	$2,458	$433

  The Company has updated its footnote disclosure to include the amounts represented in both current and non-current prepaid data center services costs in response to the Staff's comment.

  The Company notes that there is limited accounting guidance that directly addresses the accounting for such costs. However, the Company advises that its accounting practices are consistent with SEC Staff Accounting Bulletin 104 and U.S. GAAP conceptual framework. Topic 13.A.3(f) of SAB 104 recognizes an analogy to SFAS 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" and FTB 90-1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts" when accounting for direct costs incurred prior to the recognition of revenue. The guidance in SAB 104 provides the following:

      "The Staff believes that the incremental direct costs (Statement 91 provides an analogous definition) incurred related to the acquisition or origination of a customer contract in a transaction that results in the deferral of revenue, unless specifically provided for in the authoritative literature, may be expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91. The Staff believes the accounting policy chosen for these costs should be disclosed and applied consistently."

  The Company concluded it is appropriate to apply the guidance in SFAS 91 and FTB 90-1 by analogy since the underlying principles of this literature indicate there are certain costs that are so integral to the revenue recognition activities that recognition of costs in a period other than the same period the revenues are recognized would be inappropriate. However, the application of SFAS 91 and FTB 90-1 could potentially result in the capitalization of different amounts depending on the fact pattern. The guidance in SFAS 91 provides that direct loan costs may be capitalized and ultimately recognized over the related revenue period of the loan. Paragraph 6 of FAS 91 defines direct costs as "(a) incremental direct costs of loan origination incurred in transactions with independent third parties for that loan and (b) certain costs directly related to specified activities performed by the lender for that loan," which may include certain internal payroll costs. The guidance of FTB 90-1 limits the amounts that can be capitalized to incremental direct acquisition costs as noted in paragraph 4, which states, "costs that are directly related to the acquisition of a contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs) should be deferred and charged to expense in proportion to the revenue recognized" which would exclude internal salary costs. The Company concluded that the application of SFAS 91 or FTB 90-1 by analogy results in the same capitalized costs since its prepaid maintenance fees only include direct and incremental third-party costs. The Company advises that its accounting policy has been applied consistently and disclosed in the footnotes to the Financial Statements in accordance with SAB 104.

  In assessing the proper accounting treatment, the Company also referred to the guidance included in FASB Concept Statement No. 6, Elements of Financial Statements, a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2 ("CON 6"). Paragraph 25 of CON 6 states that "assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events." The guidance in paragraph 26 notes that an asset has the following three essential characteristics:

  •
  "It embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows;

  •
  A particular entity can obtain the benefit and control others' access to it, and;

  •
  The transaction or other event giving rise to the entity's right to or control of the benefit has already occurred."

  Based on a review of this guidance, the Company concluded that its prepaid maintenance fees meet the CON 6 definition of an asset since there is probable future economic benefit that can be obtained through the recognition of the deferred revenue associated with the delivered item.

22.
Tell us whether you always perform the design and build of the system that you will later manage. Do you build and manage concurrently or does the management service begin only after the system has been built? Address the termination provisions of your contracts and whether the contractual terms are non-cancellable. Do these provisions allow for you to recover costs for the services you have provided to design and build the system if a customer determines not to continue the arrangement and does not continue with management services? See paragraph 14 of EITF 00-21.

  The Company advises that it does not necessarily always perform the design and build of the system that it later manages. As discussed in its response to comment no. 20, the Company offers its suite of services to its customers on a standalone basis. The managed data center services generally commence once the system has been built. The Company's managed data center services generally contain cancellation clauses whereby the service may be cancelled without penalty upon sixty days notice by the customer. In accordance with paragraph 14 of EITF 00-21, the amount allocable to a delivered item is not contingent upon the delivery of additional elements or meeting other performance criteria. As such, there is no impact on the Company's revenue recognition for any delivered elements should a customer elect to terminate its managed data center services contract.

23.
We note that your response to comment 58 and we have the following comments. Please provide a separate analysis of EITF 99-19 for each product and service you provide your customers. Please clarify why your conclusion includes that you "generally are the primary obligor" when your analysis of this criteria concludes that this criteria "does not clearly point to either the vendor or the company as the primary obligor". Describe in greater detail how much latitude you have in establishing a price for each product and service you provide. This discussion should address competitive factors and the impact of vendor pricing rules on your ability to truly establish pricing. In addition, tell us the amount of revenue and costs recognized in all periods presented for the agent maintenance arrangements.

  As discussed in the Company's response to comment 58 in the previous comment letter, as part of the Company's IT infrastructure solutions, STI will resell hardware and software products and may also resell the vendors' maintenance services in connection with the product sale. As part of its maintenance services, the Company will provide the first line support whereby the Company receives the initial phone call and will perform initial troubleshooting ("manager maintenance"). In such scenarios, the vendor will typically provide the second and third line support. Periodically, the Company will resell a maintenance contract in which its vendor is contractually required to perform all of the maintenance services over the period of the contract ("agent maintenance"). The fee charged to the customer is non-refundable. The Company recognizes revenues from product sales, manager maintenance, and agent maintenance gross based on its evaluation of the guidance outlined in EITF 99-19.

  The guidance outlined in EITF 99-19 acknowledges that there is inherent subjectivity involved in determining whether a transaction should be accounted for gross versus net. As such, the indicators discussed above were provided by the Task Force to assist in determining the accounting treatment. The guidance states that the final determination requires judgment and depends on the facts and circumstances. The following table provides a summary of the criteria outlined in EITF 99-19 and management's evaluation of such criteria for each type of product and maintenance service offered by the Company:

Indicators of Gross Reporting	Product	Manager Maintenance	Agent Maintenance
The Company is the Primary Obligor in the Arrangement	Gross	Gross	N/A
The Company has General Inventory Risk	Net	N/A	N/A
The Company has Latitude in Establishing Price	Gross	Gross	Gross
The Company Changes the Product or Performs Part of the Service	Gross	Gross	Net
The Company has Discretion in Supplier Selection	Gross	Gross	Gross
The Company is Involved in the Determination of Product or Service Specifications	Gross	Gross	Gross
The Company has Physical Loss Inventory Risk	Net	N/A	N/A
The Company has Credit Risk	Gross	Gross	Gross
The Supplier (not the Company) is the Primary Obligor in the Arrangement	Gross	Gross	Net
The Amount the Company Earns is Fixed	Gross	Gross	Gross
The Supplier (and not the Company) has Credit Risk	Gross	Gross	Gross
Conclusion	Gross	Gross	Gross

  Indicators of Gross Reporting

  The Company is the Primary Obligor in the Arrangement

  Product

  The Company is the primary obligor for the resale of products since it is primarily responsible for the fulfillment and acceptability of the products purchased from the vendor and resold to the customer. If the customer is not satisfied with a hardware and/or software solution purchased, the Company is responsible for resolving the issue.

  Manager Maintenance

  For the resale of manager maintenance services, the Company concluded STI is also the primary obligor since the Company initially receives the troubleshooting phone call and provides the first line of support. The vendor is only contacted for second and third line support if the Company is unsuccessful in resolving the issue.

  Agent Maintenance

  As discussed in the Company's response to comment 58 in the previous comment letter, STI works with its customers to determine which type of maintenance arrangement best fits the customer's need. This may include STI providing the service or the purchase of a service contract for the customer from the vendor or another third party, which is an indicator that STI is the primary obligor. The Company is not responsible for delivering the service associated with the agent maintenance agreements. The vendor assumes the risk and responsibility associated with the maintenance agreement and enters into a separate service agreement with the customer. The vendor fulfills the service agreement, which the Company believes is an indicator that the primary obligor is the vendor in this case. The fact pattern does not clearly point to either the vendor or the Company as the primary obligor to the customer and, as such, other factors in EITF 99-19 were analyzed.

  The Company has General Inventory Risk

  Product

  The Company generally does not bear inventory risk since it typically does not take title to the product before it is ordered by the customer.

  Manager and Agent Maintenance

  This criterion is not applicable to the support services sold by the Company.

  The Company has Latitude in Establishing Price

  Product, Manager Maintenance, and Agent Maintenance

  All manufacturers from which the Company sources products and services included in its solutions have suggested end user pricing. However, the Company has complete latitude in how it prices the product and/or service to end customers. Although not prohibitive, in most all cases the Company would not set end user pricing at higher than suggested manufacturing pricing for competitive purposes. As such, the Company's fee is not a fixed dollar amount or percentage. Further, the prices negotiated with the end customer have a direct impact on the Company's gross margins.

  The Company Changes the Product or Performs Part of the Service

  Product

  The Company's expertise includes the methodologies for the creation and support of IT infrastructure architectures including servers, networks, systems management and security. The Company assists clients in the integration of a wide variety of technology solutions including business process automation, collaboration technologies, customer relationship management and supply chain management. Although the Company does not directly change the product, it does perform the service by integrating the product into its solutions.

  Manager Maintenance

  The Company provides part of the service ordered by the customer as the Company initially receives the troubleshooting phone call and provides the first line of support.

  Agent Maintenance

  The Company does not perform part of the service for agent maintenance.

  The Company has Discretion in Supplier Selection

  Product

  As discussed in the Company's response to Comment 58 in the prior letter, the Company generally has latitude in selecting the hardware and software products needed to implement the customized solutions it has developed for its customers.

  Manager Maintenance, Agent Maintenance

  Once the Company's suggested business solution is agreed upon by the customer, the vendor of the selected software and/or hardware is generally the same vendor that the Company uses to provide the maintenance support services. The Company has the ability to sell the customer any of the agent maintenance agreements authorized by the vendor or provide the support service themselves. Therefore, the Company works with the customer to determine whether it would be more appropriate for the customer to obtain service directly from the vendor or from the Company, depending upon the product selection.

  The Company is Involved in the Determination of Product or Service Specifications

  Product

  As discussed above and in the previous response letter, the Company's strategic advantage is its ability to analyze the product and related support needs of its customers. The Company designs and recommends a particular product and related maintenance service solution that best addresses the customer's specifications and preferences.

  Manager Maintenance and Agent Maintenance

  The value the Company provides its customer is not only through the sale of the product and services but through the consultations whereby the Company identifies a turn key solution that will provide its customers with a competitive advantage. To accomplish this, the Company identifies the appropriate hardware/software product and recommends the most appropriate maintenance support services, which may include manager maintenance and/or agent maintenance.

  The Company has Physical Loss Inventory Risk

  Product

  The Company generally does not bear risk of physical inventory loss.

  Manager and Agent Maintenance

  This criterion is not applicable to the support services sold by the Company.

  The Company has Credit Risk

  Product

  The Company assumes all credit risk for all product sales. The Company invoices all billings to the customer, collects the cash from the customer and is responsible for paying the vendor the amount owed for the contract, even if it has not collected from the customer.

  Manager and Agent Maintenance

  The Company assumes all credit risk for all maintenance services. The Company invoices all billings to the customer, collects the cash from the customer and is responsible for paying the vendor the amount owed for the contract, even if it has not collected from the customer.

  Indicators of Net Reporting

  The Supplier (not the Company) is the Primary Obligor in the Arrangement

  Product, Manager Maintenance, and Agent Maintenance

  Refer to the discussion above regarding the Company's analysis of the primary obligor.

  The Amount the Company Earns is Fixed

  Product, Manager Maintenance, and Agent Maintenance

  As noted above, the Company has latitude in establishing the price with the customer. The amount that the Company earns is dependent upon the amounts negotiated with the customer and is not a fixed dollar amount or a stated percentage per customer transaction.

  The Supplier (and not the Company) has Credit Risk

  Product, Manager Maintenance, and Agent Maintenance

  As noted above, the Company assumes all of the credit risk associated with the sale of all products and services. In addition, the Company is obligated to pay the vendor the amount owed, even if the customer does not pay Strategic for the products being provided by the vendor.

  Conclusion

  Based on a review of the authoritative guidance outlined in EITF 99-19, the Company concluded that revenues earned from the sales of products and manager maintenance services should be reported on a gross basis since the Company is the primary obligor in the transaction, has latitude in establishing price, performs part of the service, has supplier discretion, is involved in the determination of the product and service specifications, and assumes credit risk.

  In addition, the Company has concluded that the revenues from agent maintenance arrangements should be reported on a gross basis. The conclusions were based primarily on the fact that the Company has latitude in establishing the price directly with the customer, it is involved in determining the support specifications that the customer needs, and it assumes all of the credit risk associated with the sale.

  The following table includes the amount of revenue recognized for each of the periods presented for agent maintenance arrangements (in thousands):

Strategic Technologies:	Consolidated Revenues	Agent Revenue	Consolidated Costs of Sales	Costs of Agent Revenue
Period Ended:
December 31, 2004	$94,444	$4,158	$70,192	$3,563
December 31, 2005	$82,821	$6,168	$60,868	$5,199
December 31, 2006	$98,190	$7,655	$75,224	$6,307
June 30, 2006	$54,880	$4,051	$42,306	$3,325
Consonus Technologies:
Period Ended:
June 30, 2007	$62,059	$10,748	$48,909	$9,684

        The Company acknowledges the Staff's response protocol. The Company understands that the Staff may have additional comments after receiving Amendment No. 2 and this letter.

        The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgement:

  •
  Should the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Staff from taking any action with respect to the filing;

  •
  The action of the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  The Company may not assert this action as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

        Please contact the undersigned if you wish to discuss our responses to the second comment letter.

Sincerely,
/s/ IAN G. PUTNAM
Ian G. Putnam
cc:
Michael G. Shook, Chief Executive Officer, Consonus Technologies, Inc.
Randy Lewis, Wilson Sonsini Goodrich & Rosati, PC